UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2024

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File No.	0-15950	(First Busey Corporation)
	33-30095	(First Busey Corporation Profit Sharing Plan and Trust)
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FIRST BUSEY CORPORATION
100 W. University Avenue
Champaign, Illinois 61820

FIRST BUSEY CORPORATION
PROFIT SHARING PLAN AND TRUST
FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and Compensation Committee and Plan Participants of
The First Busey Corporation Profit Sharing Plan and Trust
Champaign, Illinois

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the First Busey Corporation Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ FGMK, LLC

We have served as the Company’s auditor since 2023.
Bannockburn, Illinois
June 27, 2025

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2024 AND 2023

	As of December 31,
	2024	2023
ASSETS
Participant directed investments, at fair value	$262,267,135	$242,447,705
Cash	21,855	126,153
Receivables:
Employers’ contributions	3,378,294	3,030,000
Notes receivable from participants	2,496,253	1,973,968
Total receivables	5,874,547	5,003,968

NET ASSETS AVAILABLE FOR BENEFITS	$268,163,537	$247,577,826
See accompanying notes to financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2024

ADDITIONS TO NET ASSETS
Investment income:
Net appreciation in fair value of investments	$22,386,836
Interest and dividends on investments	8,235,615
Total investment income	30,622,451

Interest from notes receivable from participants	189,118

Contributions:
Employers	7,566,736
Participants	8,966,677
Participant rollovers	6,469,845
Total contributions	23,003,258

Total additions	53,814,827

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	32,839,289
Administrative expenses	389,827
Total deductions	33,229,116

NET INCREASE	20,585,711

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	$247,577,826
End of year	$268,163,537
See accompanying notes to financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 1. PLAN DESCRIPTION
The following description of the First Busey Corporation Profit Sharing Plan and Trust ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering substantially all employees of First Busey Corporation and its subsidiaries ("the Employers" or “the Company”). Employees are eligible at age 21 to make salary deferrals and receive matching contributions. Employees are eligible for the discretionary employer profit sharing contribution at age 21 and after completion of one year of service and working 1,000 hours. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
On April 1, 2024, the Company completed its acquisition of Merchants & Manufacturers (M&M) Bank. M&M elected to terminate the Merchants and Manufacturers Bank 401(k) Plan as of the closing date, subject to the provisions of ERISA and implement a plan liquidation. Participants had the option to roll their account balances into the First Busey Corporation Profit sharing Plan and Trust, receive a payment of their benefits or elect to rollover the balance to another qualified plan or individual retirement account.
The Plan’s assets are administered under an agreement with Busey Bank, the trustee of the Plan. Charles Schwab (the “Custodian”) serves as the custodian of the Plan’s assets.
Contributions
Each year, participants may contribute a percentage and or a flat dollar amount of their pretax and after tax annual compensation, as defined in the Plan, subject to limitations of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans. Eligible participants may also make catch-up contributions to the Plan.
The Employers' contributions to the Plan are determined annually by the Board of Directors. The Employers make safe harbor matching contributions to the Plan equal to a percentage of the first 5% (100% on the first 3% and 50% on the next 2%) of total eligible compensation that a participant contributes to the Plan. The Employers may also make a discretionary profit sharing contribution as determined by the Board of Directors each year. For the year ended December 31, 2024, the Employer made a profit sharing contribution of approximately 3% of eligible compensation. Contributions are subject to certain limitations.
Investment Options
Participants may direct the investment of their account balances into the various investment options offered by the Plan, which include a First Busey Corporation Stock Fund.
The Investment Committee determines the appropriateness of the Plan’s investment offerings by monitoring investment performance and making recommendations to the Employee Benefit and Compensation Committee.
This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

Participant Accounts
Each participant's account is credited with the participant's contributions and an allocation of the Employers' contributions and the Plan's earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, participant contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Any discretionary profit sharing contributions will be allocated to the Plan in the following year.
Vesting
Participants are immediately vested in their voluntary contributions, the Employers' safe harbor matching contributions, rollover contributions and the respective plan earnings on those contributions.
Vesting in the Employers' profit sharing contributions portion of their accounts is based on years of service. A participant is 100% vested after five years of credited service. A participant is 100% vested upon reaching normal retirement age, death, or disability regardless of years of service.
Notes Receivable from Participants
The Plan provides loans to participants from their vested account balance up to $50,000, subject to a limitation of 50% of their vested account balance. Interest is charged on the loans and is fixed at the time of issuance at a rate of prime (7.50% as of December 31, 2024) plus 1.00%. Interest payments are immediately reinvested in the individual participant’s funds. The loans are collateralized by the vested account balance of the participant receiving the loan. Participants may have no more than two loans outstanding at any time. Loans are repayable in periods up to five years, or ten years if entire loan proceeds are used to acquire a principal residence. Should a participant default on a Plan loan, as defined by the Plan loan policy, the loan would then be considered a distribution.
Payment of Benefits
During employment, distributions are allowed upon age 59½ or due to financial hardship. Upon termination of service, a participant is entitled to receive an amount representing the vested interest in their account. Participants whose vested account balance, excluding rollover, is under $7,000 are paid their entire balance, through a single lump sum amount or a rollover into an IRA. Participants whose vested account balance, excluding rollover, is over $7,000 may elect to receive their payment, including rollover, either as a lump-sum amount, partial withdrawal or if eligible, a required minimum distribution.
Forfeitures
The unvested portion of terminated participants’ accounts plus earnings thereon are forfeited. Forfeitures are used to reduce non-elective employer contributions or to pay Plan expenses. During the year ended December 31, 2024, forfeitures of $70,613 were used to pay Plan expenses. Forfeitures for unvested account balances as of December 31, 2024 and 2023, were $10,138 and $16,851 respectively.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan have been prepared using the accrual basis of accounting, a method in accordance with accounting principles generally accepted in the United Sates of America (“US GAAP”).
This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

Use of Estimates and Assumptions
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at estimated fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Employee Benefit and Compensation Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors, trustee, and collective fund managers. See “Note 3. Fair Value Measurements” for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Expenses
Expenses of maintaining the Plan were deducted from the Plan assets. Fees related to the administration of notes receivable from participants and fees related to Qualified Domestic Relations Orders are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.
Concentration
As of December 31, 2024 and 2023, approximately 4% of the Plan's investment assets were invested in First Busey Corporation, the Employers common stock.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 and 2023. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.
This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

Subsequent Events
The Plan has evaluated subsequent events through the date that the financial statements were issued. On March 1, 2025, the Company completed its acquisition of CrossFirst Bankshares, Inc. As of the acquisition date, the acquired employees are eligible and may begin participating in the Plan immediately. These participants have the option to roll their account balances into the First Busey Corporation Profit Sharing Plan and Trust, receive a payment of their benefits or elect to rollover the balance to another qualified plan or individual retirement account.
NOTE 3. FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
•Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.
•Level 2—Inputs to the valuation methodology include:
◦Quoted prices for similar assets or liabilities in active markets;
◦Quoted prices for identical or similar assets or liabilities in inactive markets;
◦Inputs other than quoted prices that are observable for the asset or liability;
◦Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
There have been no changes in the valuation methodologies used as of December 31, 2024 and 2023. Following is a description of the valuation methodologies used for assets measured at fair value:
•Mutual funds—Valued at the closing price reported on the active market on which the individual securities are traded.
•Stock fund—Valued at a “unitized” value which moves in nearly direct relationship to First Busey Corporation stock, which is on the active market on which that security is traded.
This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

•Managed funds—Investments in the managed accounts, which comprised of mutual funds, are valued using a readily determinable fair value, which approximates NAV which are based on observable market prices for the underlying assets, held by the plan at year-end. The managed funds are not direct filing entities and the Plan owns the underlying assets of the funds.
•Common stock—Valued at the closing price reported on the active market on which the individual securities are traded.
•Money Market Deposit Account—Valued at the fair value of the units held by the Plan at year end. Fair value is equal to $1.00, and individual participant accounts are Federal Deposit Insurance Corporation (“FDIC”)-insured up to $250,000.
The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$176,646,506	$—	$—	$176,646,506
Managed funds—mutual funds	69,852,148	—	—	69,852,148
Common stock and stock fund	9,423,721	—	—	9,423,721
Money Market deposit account	6,344,760	—	—	6,344,760
Total assets at fair value	$262,267,135	$—	$—	$262,267,135

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$161,861,904	$—	$—	$161,861,904
Managed funds—mutual funds	62,796,430	—	—	62,796,430
Common stock and stock fund	10,668,940	—	—	10,668,940
Money Market deposit account	7,120,431	—	—	7,120,431
Total assets at fair value	$242,447,705	$—	$—	$242,447,705
NOTE 4. PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employers, and certain others. Fees related to the administration of notes receivable from participants and fees related to Qualified Domestic Relations Orders are paid to parties-in-interest. Other fees to parties-in-interest were paid from revenue sharing and plan assets.
This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

The Plan held the following assets with parties-in-interest:

		As of December 31,
Party-in-Interest	Description of Investment	2024	2023
Charles Schwab Bank	Cash	$21,855	$126,153
Charles Schwab Bank	Money Market deposit account	2,945	7,120,431
Charles Schwab Bank	Schwab Value Advantage Money Fund	6,341,815	—
First Busey Corporation	Common stock	610,675	703,597
First Busey Corporation	Stock fund	8,813,046	9,965,343
First Busey Corporation	Managed funds	69,852,148	62,796,430
Participants	Notes receivable	2,496,253	1,973,968
Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan.
NOTE 5. INCOME TAX STATUS
The Employer has adopted a pre-approved plan designed by EPIC Advisors Inc. The Internal Revenue Service (“IRS”) has determined and informed EPIC Advisors Inc by a letter dated June 30, 2020, that the pre-approved plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes is included in the accompanying financial statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.
NOTE 7. RECENT LEGISLATION
The SECURE Act 2.0 was signed into law on December 23, 2022. The SECURE Act 2.0 allows more part-time workers to participate, increases the age for required minimum distributions and reduces the penalty for missed minimum distributions, permits plan participants to elect to receive vested employer contributions on an after-tax basis, and allows penalty free withdrawal for terminal illness, effective January 1, 2023. Additionally, it will allow for higher catch-up contributions, allow for matching contributions on student loan payments, permit plan sponsors to add an emergency savings account to their retirement plans, increase the availability of penalty-free withdrawals, and add automatic enrollment error relief provisions, effective January 1, 2024. Many of the provisions in SECURE 2.0 went effective in 2023, but SECURE 2.0 will not be completely implemented until 2027.
This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

Name of Plan Sponsor:	First Busey Corporation
Employer Identification Number:	37-1078406
Three-digit Plan Number:	002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Common stock and stock fund:
*	First Busey Corporation	Stock fund	†	$8,813,046
*	First Busey Corporation	Common stock	†	610,675
				$9,423,721
		Mutual funds:
	American Century	Mid Cap Value Fund	†	$472,193
	American Funds	The Growth Fund of America	†	22,405,111
	American Funds	The Income Fund of America	†	5,619,694
	American Funds	Euro Pacific Growth Fund	†	1,100,392
	AQR	Emerging Multi-Style II	†	1,884,333
	Congress	Mid Cap Growth Fund	†	4,723,625
	DFA	US Targeted Value Portfolio	†	3,945,420
	Dodge and Cox	Dodge and Cox Stock Fund	†	8,694,825
	DoubleLine	Core Fixed Income Fund	†	9,176,784
	Federated Hermes	Ultrashort Bond Fund	†	2,083,779
	GMO	Trust International Developed Equity Allocation	†	8,368,475
	T. Rowe Price	Retirement Fund 2010	†	43,206
	T. Rowe Price	Retirement Fund 2015	†	2,383
	T. Rowe Price	Retirement Fund 2020	†	6,737,296
	T. Rowe Price	Retirement Fund 2025	†	1,905,748
	T. Rowe Price	Retirement Fund 2030	†	23,875,139
	T. Rowe Price	Retirement Fund 2035	†	3,687,931
	T. Rowe Price	Retirement Fund 2040	†	14,628,609
	T. Rowe Price	Retirement Fund 2045	†	4,411,948
	T. Rowe Price	Retirement Fund 2050	†	11,322,699
	T. Rowe Price	Retirement Fund 2055	†	1,449,850
	T. Rowe Price	Retirement Fund 2060	†	4,339,703
	T. Rowe Price	Retirement Fund 2065	†	758,682
	Vanguard	500 Index Fund	†	31,511,503
	Vanguard	Mid Cap Index Admiral	†	1,491,478
	Vanguard	Small Cap Index Admiral	†	2,005,700
				$176,646,506
		Managed funds (see attachment):
*	First Busey Corporation	Aggressive	†	$15,301,476
*	First Busey Corporation	Balanced	†	25,529,578
*	First Busey Corporation	Conservative	†	2,917,277
*	First Busey Corporation	Growth	†	15,476,160
*	First Busey Corporation	Moderate	†	10,627,657
				$69,852,148
See accompanying Report of Independent Registered Public Accounting Firm.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Interest-bearing cash:
*	Charles Schwab Bank	Money Market Deposit Account	†	$2,945
*	Charles Schwab Bank	Schwab Value Advantage Money Fund		6,341,815
				$6,344,760

		Notes receivable from participants:
*	Participant loans	Interest rates ranging from 3.25% to 9.5% and maturities ranging from January 2025 to September 2034		$2,496,253
				$264,763,388
___________________________________________
*    Represents a party-in-interest
†    Investments are participant-directed; therefore, cost information is not disclosed
See accompanying Report of Independent Registered Public Accounting Firm.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

Aggressive Managed Fund:
American Century Mid Cap Value Fund	$538,825
American Funds The Growth Fund of America	2,320,625
American Funds Euro Pacific Growth Fund	1,537,497
AQR Emerging Multi-Style II	521,179
Congress Mid Cap Growth Fund	530,492
DFA Emerging Markets Small Cap	416,311
DFA US Targeted Value Portfolio	230,245
Dodge and Cox International Stock Fund	1,545,091
Dodge and Cox Stock Fund	2,354,753
Fidelity Intermediate Treasury Bond Index	218,395
Stone Ridge High Yield Reinsurance Risk Premium Fund	700,134
Vanguard Emerging Markets Bond Fund Admiral Shares	543,149
Vanguard Short Term Corporate Bond Index Fund	622,474
Vanguard Small Cap Index Admiral	228,473
Vanguard 500 Index Fund	2,328,799
Virtus KAR International Small-Mid Cap Fund	248,005
William Blair Emerging Markets Small Cap Growth Fund	417,029
$15,301,476

Balanced Managed Fund:
American Century Mid Cap Value Fund	$512,256
American Funds The Growth Fund of America	2,121,440
American Funds Euro Pacific Growth Fund	1,400,691
AQR Emerging Multi-Style II	430,258
Congress Mid Cap Growth Fund	505,141
DFA Emerging Markets Small Cap	408,157
DFA US Targeted Value Portfolio	204,644
Dodge and Cox International Stock Fund	1,409,555
Dodge and Cox Stock Fund	2,160,902
DoubleLine Core Fixed Income Fund	10,274,976
Fidelity Intermediate Treasury Bond Index	517,502
Federated Hermes Ultra Short Bond Fund	387,945
Stone Ridge High Yield Reinsurance Risk Premium Fund	775,141
Vanguard Emerging Markets Bond Fund Admiral Shares	644,227
Vanguard Small Cap Index Admiral	202,982
Vanguard Short Term Corporate Bond Index Fund	773,453
Vanguard 500 Index Fund	2,132,042
Virtus KAR International Small-Mid Cap Fund	256,241
William Blair Emerging Markets Small Cap Growth Fund	412,025
$25,529,578

Conservative Managed Fund:
American Century Mid Cap Value Fund	$29,090
American Funds The Growth Fund of America	105,084
American Funds Euro Pacific Growth Fund	72,438
AQR Emerging Multi-Style II	23,100
Congress Mid Cap Growth Fund	28,722
DFA Emerging Markets Small Cap	23,254
DFA U.S. Targeted Value Portfolio	8,784
See accompanying Report of Independent Registered Public Accounting Firm.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

Dodge and Cox International Stock Fund	72,898
Dodge and Cox Stock Fund	107,039
DoubleLine Core Fixed Income Fund	1,959,383
Federated Hermes Ultra Short Bond Fund	117,708
Fidelity Intermediate Treasury Bond Index	58,867
Stone Ridge High Yield Reinsurance Risk Premium Fund	58,788
Vanguard Emerging Markets Bond Fund Admiral Shares	29,264
Vanguard Short Term Corporate Bond Index Fund	88,112
Vanguard Small Cap Index Admiral	8,745
Vanguard 500 Index Fund	105,610
William Blair Emerging Markets Small Cap Growth Fund	20,391
$2,917,277

Growth Managed Fund:
American Century Mid Cap Value Fund	$389,289
American Funds The Growth Fund of America	1,849,543
American Funds Euro Pacific Growth Fund	1,235,321
AQR Emerging Multi-Style II	341,487
Congress Mid Cap Growth Fund	386,679
DFA Emerging Markets Small Cap	342,418
DFA US Targeted Value Portfolio	186,811
Dodge and Cox International Stock Fund	1,240,324
Dodge and Cox Stock Fund	1,864,310
DoubleLine Core Fixed Income Fund	3,087,530
Fidelity Intermediate Treasury Bond Index	217,157
Stone Ridge High Yield Reinsurance Risk Premium Fund	620,438
Vanguard Emerging Markets Bond Fund Admiral Shares	495,885
Vanguard Short Term Corporate Bond Index Fund	620,438
Vanguard Small Cap Index Admiral	186,205
Vanguard 500 Index Fund	1,853,912
Virtus KAR International Small-Mid Cap Fund	217,259
William Blair Emerging Markets Small Cap Growth Fund	341,154
$15,476,160

Moderate Managed Fund:
American Century Mid Cap Value Fund	$159,446
American Funds The Growth Fund of America	717,669
American Funds Euro Pacific Growth Fund	424,543
AQR Emerging Multi-Style II	137,108
Congress Mid Cap Growth Fund	157,095
DFA Emerging Markets Small Cap	138,105
DFA US Targeted Value Portfolio	63,689
Dodge and Cox International Stock Fund	532,654
Dodge and Cox Stock Fund	728,425
DoubleLine Core Fixed Income Fund	5,337,571
Federated Hermes Ultra Short Bond Fund	322,444
Fidelity Intermediate Treasury Bond Index	150,477
Stone Ridge High Yield Reinsurance Risk Premium Fund	257,696
Vanguard Emerging Markets Bond Fund Admiral Shares	213,914
Vanguard Short Term Corporate Bond Index Fund	257,439
Vanguard Small Cap Index Admiral	63,200
See accompanying Report of Independent Registered Public Accounting Firm.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

Vanguard 500 Index Fund	720,362
Virtus KAR International Small-Mid Cap Fund	106,764
William Blair Emerging Markets Small Cap Growth Fund	139,056
$10,627,657

TOTAL MANAGED FUNDS	$69,852,148
See accompanying Report of Independent Registered Public Accounting Firm.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, LINE 4a-SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2024

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Year	Check Here if Late Participant Loan Repayments are Included ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2022-51
2024	$9,417	$—	$9,417	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
The Plan Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Busey Corporation Profit Sharing Plan and Trust

Date: June 27, 2025	By:	/s/ HOPE MCALLISTER
	Name:	Hope McAllister
	Title:	Executive Vice President, Chief Human Resources Officer

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of FGMK, LLC